

October 7, 2011

Via E-Mail
Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

>       **Re:    Baidu, Inc.**
>              **Form 20-F and Form 20-F/A for the Fiscal Year Ended December 31, 2010**
>              **Filed March 29, 2011 and June 24, 2011, respectively**
>              **File No. 000-51469**

Dear Ms. Li:

We have reviewed your letter dated September 12, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 15, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

General

1.    We note the proposed revised disclosures provided in your response to prior comments 1, 3, 4, 9 and 12 that you intend to include in future filings of Form 20-F. Tell us your consideration to provide this information to your investors in a more timely basis by amending your December 31, 2010 Form 20-F. To the extent that you believe an amendment is not necessary, then please explain further the basis for your conclusion.

Item 3D. Risk Factors

Risks Related to Our Corporate Structure, page 19

2.      We note your response to our previous comment 1.  Please confirm for us that in the event not all of your equity pledge agreements with the shareholders of the respective VIEs are registered with the Administration for Industry and Commerce in China when the company files its Form 20-F for the year ending December 31, 2011, you will include risk factor disclosures explaining that until the agreements are registered you may have limited recourse against those shareholders.   To the extent that you intend to amend your December 31, 2010 Form 20-F, then please revise to include such disclosures in the Form 20-F/A.

Item 15.  Controls and Procedures, page 103

3.      We note your response to prior comment 5 and it remains unclear why you believe your accounting and finance team have the requisite experience to prepare U.S. GAAP financial statements.  Please provide a more detailed analysis of each of those individuals who are primarily responsible for preparing and reviewing your U.S. GAAP financial statements. Additionally, please explain further the following:

- With regards to your CFO, please describe in greater detail the nature of her experience at GMAC's North American Operations and tell us specifically how her responsibilities provided her with the relevant U.S GAAP experience;
- We note that each of the individuals referenced in your response (CFO, financial controller, head of internal audit, financial reporting senior manager and financial reporting manager) had experience working in a Big 4 accounting firm.  Tell us the names and locations of the Big 4 firms where each of these individuals worked.  Also, for each of these individuals, please provide us with more specific details of their relevant audit experience obtained from their years at a Big 4 accounting firm including the nature of their engagements and their specific scope of their audit work on those engagements as it relates to U.S. GAAP;
- Tell us whether any of those individuals have received their bachelors or master's degrees from any U.S. institutions; and
- As it relates to the training courses and conferences attended by your financial controller, the head of internal audit, the financial reporting senior manager and the financial reporting manager, please describe in greater detail the external accounting training that each has had on U.S. GAAP and SEC rules and regulations including the specific training they each receive annually on U.S. GAAP and SEC rules and regulations.  In addition, please tell us the U.S. GAAP nature of the training and the duration of such training.

Item 18.  Financial Statements

Notes to Consolidated Financial Statements

Note 1.  Organization, Consolidation and Presentation of Financial Statements, page F-8

4.      We note your response to our previous comment 7 and your proposed revised disclosures
        regarding the terms of the agreements with the VIEs and their shareholders.  With regards
        to such information, please explain or revise your disclosures further to address the
        following:

        • Specific to the loan agreement between Baidu Online and Baidu Netcom you state
          Baidu Online provided interest-free loans with an aggregate amount of RMB100
          million to the shareholders of Baidu Netcom solely for the latter to fund the
          capitalization of Baidu Netcom.  However on page 58 you disclose that Baidu Online
          made an RMB2 million interest-free loan to the shareholders of Baidu Netcom.
          Please explain this discrepancy to us and revise your disclosures accordingly;
        • With regard to the technology consulting and services agreement you disclose that
          Baidu Netcom pays a monthly service fee to Baidu Online based on a pre-agreed
          formula as defined in the agreement. This disclosure does not make it clear how you
          absorb a majority of the risk of loss or how the terms of such agreement entitle you to
          receive a majority of the residual returns.  In this regard, please clarify your
          disclosures to note the formula stated in the agreement and the amount of service fees
          Baidu Netcom paid to Baidu Online as a percentage of Baidu Netcom income in the
          years presented.  Similar revisions should also be made for your other VIEs;
        • Based on your response, it appears that your loan agreement with BaiduPay expired
          on April 26, 2010.  Please tell us whether this agreement has been renewed.  If so,
          please revise the maturity date accordingly or as applicable, explain further the reason
          you have not renewed this agreement; and
        • With regards to your equity pledge agreement, please revise your disclosures further
          to provide the actual maturity date with each VIE and also state whether renewal is at
          the option of both parties or an individual party.

5.      With regards to the information provided in your response to prior comment 8, please
        explain further the following:

        • You indicate that in the event the shareholders of the VIEs cease to be employees of
          the company, Baidu Online has the right to designate other individuals to be the
          shareholders of the VIEs.  Tell us whether Baidu Online has the right to change the
          shareholders of the VIEs under any other circumstances other than lack of
          employment with the company.  If so, describe, in detail, all other situations in which
          Baidu Online has the ability to re-designate the shareholders in the VIEs; and

- You state that the company is planning to enter into supplemental agreements with the VIEs and their shareholders to amend the term of each agreement. Please explain further what changes you intend to make to each of these agreements. Tell us the current status of such changes and when you expect the changes to be in effect.

6.   Based on the information provided in your response to our previous comment 10, it appears that the VIEs do contribute a material amount to the company's revenues, assets and liabilities to warrant disclosure. Further, disclosing the smaller contribution of net income provided by the VIEs would be beneficial for an investor's understanding of the disproportion between the VIEs contribution of revenue and net income and their impact on the business as a whole. Please further explain why you believe the size of the VIEs is not significant compared to the size of the company and why disclosure of these amounts is not necessary.

Concentration of Credit Risk, page F-19

7.   We note your disclosures on page F-19 where you indicate that in the event of bankruptcy of one of the financial institutions, in which the company has deposits or investments, it may be unlikely to claim your deposits or investments back in full. Tell us if a single financial institution holds a substantial amount of your cash balances and short-term investments, including the sum of any branches of such financial institution. If so, tell us your consideration to clearly disclose this fact within your footnote disclosures and indicate the amount held at that institution. In addition, please consider whether additional disclosures are necessary such as whether there are governmental regulations that protect such cash balances. Further, tell is if you have any indications that your current cash and cash equivalents may be at risk and your consideration to clarify this point.

Note 12.  Commitments and Contingencies

Litigation, page F-33

8.   We note your proposed disclosures included in your response to our previous comment 12. It is unclear whether the proposed disclosure to be to be included in Note 2 is the company's general contingency policy or your current assessment of the matters as of the end of the period. In this regard, you state in the second paragraph of the proposed disclosure, "Accordingly, for many proceedings the company is currently unable to estimate the loss of range of possible loss." Please clarify whether you propose to include this statement and the sentences that follow only if true, as of the date of the date of the financial statements and whether you would revise this disclosure if facts and circumstances change and you were able to estimate material reasonable possible losses. Alternatively, if this proposed disclosure is the company's policy and not an assessment of contingencies as of a point in time, please revise to clarify. In addition, please explain

further your statements that the company believes, when resolved, it is not reasonably possible that the matters will have a material adverse effect on the company's financial statements, however, you also state an adverse resolution could have a material adverse effect on the results in a particular quarter.

9.    With regards to the proposed disclosures you intend to include in Note 12, if management is able to estimate the loss or a range of possible loss related to a matter or they determine that such loss is not material, then you should disclose the range of such loss (or state that such the estimate is immaterial in lieu of providing quantified amounts. Please confirm for us that you will provide such disclosures, if available.

10.    To the extent that you concluded your are unable estimate the loss or range of possible loss for your legal proceedings, please supplementally explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. In this regard, we note from your response that in certain cases, you are unable to estimate the loss or a range of possible loss as damages sought are indeterminate. This fact does not, in and of itself, justify that the reasonably possible loss or range of loss cannot be estimated. Please confirm if, in such cases, you consider past experience, legal advice, etc., that may still provide sufficient insight into developing the reasonably possible loss or range of loss before determining that a reliable estimate cannot be made.

You may contact Melissa Kindelan at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief